UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM SD

Specialized Disclosure Report

RAYTHEON COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	1-13699 (Commission File Number)	95-1778500 (IRS Employer Identification Number)

870 Winter Street, Waltham, Massachusetts 02451
(Address of Principal Executive Offices) (Zip Code)

Frank R. Jimenez
Vice President, General Counsel and Secretary
(781) 522-3000
(Name and telephone number, including area code, of person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Raytheon Company (the “Company” or “Raytheon”) is filing a Conflict Minerals Report for calendar year 2018. A copy of the report is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at https://www.raytheon.com/suppliers/safeguarding/protecting-people.

Item 1.02 Exhibit

See Item 2.01 of this Form.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RAYTHEON COMPANY

By:	/s/ Frank R. Jimenez	Date: May 29, 2019
Frank R. Jimenez
Vice President, General Counsel and Secretary